

Mail Stop 4720

March 28, 2016

Via E-mail
Mr. D. Craig Mense
Chief Financial Officer
CNA Financial Corporation
333 S. Wabash
Chicago, IL 60604

Re: CNA Financial Corporation
Form 10-K for the Fiscal Year December 31, 2015
Filed February 17, 2016
File No. 001-05823

Dear Mr. Mense:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe that the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Notes to Consolidated Financial Statements
Note A. Summary of Significant Accounting Policies
Investments, page 66

1. During the fourth quarter of 2015, you changed your policy on how you amortize premiums and accrete discounts related to your fixed maturity securities, and you characterized this change as a change in estimate effected by a change in accounting principle. The policy you changed to considers the call date in addition to the maturity date and amortizes or accretes to the date that produces the lowest yield. Please address the following:
    *   Tell us how you considered the guidance in ASC 310-20-35 in your determination to consider call dates, specifically the guidance in ASC 310-20-35-26 to 33;
    *   Provide us your analysis and the guidance you relied upon for determining that it is appropriate to base your amortization and accretion policy on the period that produces the lowest yield; and

- Provide us your analysis and the guidance you relied upon for concluding that this change was a change in estimate effected by a change in accounting principle as opposed to a change in accounting principle, and that the change was preferable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Senior Staff Accountants Sasha Parikh at (202) 551-3627 or Keira Nakada at (202) 551-3659 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance